UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

PALL CORPORATION
(Exact name of registrant as specified in its charter)

New York	001- 04311	11-1541330
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

25 Harbor Park Drive, Port Washington, NY		11050
(Address of principal executive offices)		(Zip Code)

Akhil Johri	(516) 484-5400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 - Conflict Minerals Disclosure and Report
Pall Corporation (herein referred to as the “Company,” “we,” or “our”) evaluated the products that the Company manufactures or contracts to manufacture. As of December 31, 2013, we were unable to determine with any degree of certainty the origin of the tin, tungsten, tantalum and/or gold contained in our products. For that reason, we have submitted the Conflict Minerals Report as an Exhibit to this specialized disclosure report on Form SD.
Item 1.02 - Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 and is available on our website at www.pall.com\investor as well as the SEC's EDGAR database at www.sec.gov.
SECTION 2 - EXHIBITS
Item 2.01 - Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pall Corporation

/s/	AKHIL JOHRI	June 2, 2014
Akhil Johri Chief Financial Officer